The information contained in this document is preliminary and is solely intended to facilitate the review with respect to the comments received from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Yatra Online, Inc.

Notes to the consolidated financial statements for the period ended March 31, 2023

(Amount in INR thousands, except per share data and number of shares)

5. Segment information

For management purposes, the Group is organized into lines of business (LOBs) based on its products and services and has three reportable segments as mentioned below. The LOBs offer different products and services, and are managed separately because the nature of products and/ or methods used to distribute the services are different. For each of these LOBs, the Chief Executive Officer (CEO) reviews internal management reports and ~~. Accordingly, the Chief Executive Officer (CEO)~~ is construed to be the Chief Operating Decision Maker (CODM). Segment revenue (determed as revenue as per IFRS plus customer inducement and acquisition costs) and adjusted margin (determined as segment revenue less service cost) from each LOB’s are reported and reviewed by the CODM on a monthly basis. Both Segment Revenue and Adjusted margin are non-GAAP measures used by the CODM in deciding how to allocate resources and in assessing performance.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air Ticketing: Through internet, mobile based platform and call-centers, the Group provides the facility to book and service international and domestic air tickets to ultimate customers through B2C (Business to Consumer), Business to Enterprise (B2E) and B2B2C (Business to Business to Consumer) channels. All these channels share similar characteristics as they are engaged in facilitation of booking of air tickets. Management believes that it is appropriate to aggregate these channels as one reporting segment due to the similarities in the nature of business.

2. Hotels and Packages: Through an internet and mobile based platform and call-centers, the group provides holiday packages and hotel reservations. For internal reporting purpose, the revenue related to Airline Ticketing issued as a component of group developed holiday package is assigned to Hotel and Package segment and is recorded on a gross basis. The hotel reservations form integral part of the holiday packages and, accordingly, management believes that it is appropriate to aggregate these services as one reportable segment due to similarities in the nature of services.

3. Other services primarily include the income from sale of rail and bus tickets and income from freight forwarding services. The Other services do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements. However, management has considered this as the reportable segment and disclosed it separately, since the management believes that information about the segment would be useful to users of the consolidated financial statements.

4. Other operations primarily include the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements and therefore reported under “All other segments”.

Until June 30, 2021, for internal reporting purposes, Other Services was included under “All other segments”. Effective July 1, 2021, the Company has changed the composition of its operating segments which has resulted in “Other Services” segment now being reported as one of the reportable segments. Following this change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

Information about Reportable Segments:

	Reportable segments
	Air Ticketing			Hotels and Packages			Other Services			All other segments**			Total
	March 31			March 31			March 31			March 31			March 31
Particulars	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023

Segment revenue*	1,487,465	2,211,074	4,335,292	372,806	758,435	1,735,025	47,178	161,504	177,685	173,406	171,984	421,717	2,080,855	3,302,997	6,669,719
Service cost	-	-	-	(22,276)	(159,284)	(669,099)	-	-	-	-	-	-	(22,276)	(159,284)	(669,099)
Adjusted Margin	1,487,465	2,211,074	4,335,292	350,530	599,151	1,065,926	47,178	161,504	177,685	173,406	171,984	421,717	2,058,579	3,143,713	6,000,620

Other income													132,045	158,648	152,520
Customer inducement and acquisition costs(recorded as a reduction of revenue)***													(809,587)	(1,313,621)	(2,842,455)
Personnel expenses													(778,915)	(1,021,881)	(1,148,434)
Marketing and sales promotion expenses													(79,584)	(124,147)	(336,472)
Other operating expenses													(978,315)	(893,313)	(1,554,963)
Depreciation and amortization													(749,480)	(308,153)	(190,152)
Impairment of goodwill													(264,909)	-	-
Impairment of loan to joint venture													-	(72,719)	(1,000)
Share of loss of joint venture													(3,962)	41,616	-
Finance income													81,604	47,816	28,944
Finance cost													(117,252)	(100,453)	(326,399)
Listing and related expenses													-	(55,818)	(23,591)
Change in fair value of warrants gain													378,994	32,756	-
Loss before taxes													(1,130,782)	(465,556)	(241,383)
Tax expense													(64,096)	(16,906)	(46,788)
Loss for the period													(1,194,878)	(482,462)	(288,172)
													(1,194,878)	(482,462)	(288,172)

*There were no inter-segment revenue during the year ended March 31, 2022, March 31, 2021 and March 31, 2020. This amount constitues of ‘revenue from external customer’ and customer inducement and acquisition costs, for details refer below table on ‘Reconciliation of information on Reportable Segments to IFRS measures’.

**Primarily includes the advertisement income from hosting advertisements on our internet web-sites, income from sale of coupons and vouchers and income from facilitating website access to travel insurance companies. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements and therefore reported under “All other segments”.

Assets and liabilities are not identified to any reportable segments, since the Group uses them interchangeably across segments and, consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities.

Reconciliation of information on Reportable Segments to IFRS measures:

	Air Ticketing			Hotels and Packages			Other Services			Others			Total
	March 31			March 31			March 31			March 31			March 31
Particulars	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023	2021	2022	2023

Segment revenue	1,487,465	2,211,074	4,335,292	372,806	758,435	1,735,025	47,178	161,504	177,685	173,406	171,984	421,717	2,080,855	3,302,997	6,669,719
Less: customer inducement and acquisition costs***	(594,426)	(1,060,600)	(2,555,320)	(199,409)	(237,695)	(263,756)	(15,752)	(15,326)	(23,380)	-	-	-	(809,587)	(1,313,621)	(2,842,455)
Revenue as per IFRS	893,039	1,150,474	1,779,972	173,397	520,740	1,471,270	31,426	146,178	154,305	173,406	171,984	421,717	1,271,268	1,989,376	3,827,264

Notes: ***For purposes of reporting to the CODM, certain promotion expenses including upfront cash incentives, loyalty programs costs for customer inducement and acquisition costs for promoting transactions across various booking platforms, which are reported as a reduction of revenue, are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses.

Geographical Information:

Given that Company’s products and services are available on a technology platform to customers globally, consequently, the necessary information to track accurate geographical location of customers is not available.

Non-current assets are disclosed based on respective physical location of the assets

	Non Current Assets*
	March 31, 2022	March 31, 2023
India	1,003,868	1,025,568
Others	98	-
Total	1,003,966	1,025,568

* Non-current assets presented above represent property, plant and equipment, right-of-use assets and intangible assets and goodwill.

Major Customers:

Considering the nature of business, customers normally include individuals and business enterprises. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

The information contained in this document is preliminary and is solely intended to facilitate the review with respect to the comments received from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Old Disclosure

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	1,150,474	1,779,972	520,740	1,471,270	146,178	154,305	171,984	421,718	1,989,376	3,827,265
Add: Customer promotional expenses	1,060,600	2,555,320	237,695	263,756	15,326	23,380	-	-	1,313,621	2,842,456
Service cost	-	-	-159,284	-669,098	-	-	-	-	-159,284	-669,098
Other income	-	-	-	-	-	-	-	-	158,648	152,520
Adjusted Revenue	2,211,074	4,335,292	599,151	1,065,928	161,504	177,685	171,984	421,718	3,302,361	6,153,143

Updated Disclosure

	Air Ticketing		Hotels and Packages		Other Services		All other segments**		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	1,150,474	1,779,972	520,740	1,471,270	146,178	154,305	171,984	421,718	1,989,376	3,827,265
Add: Customer promotional expenses	1,060,600	2,555,320	237,695	263,756	15,326	23,380	-	-	1,313,621	2,842,456
Service cost	-	-	-159,284	-669,098	-	-	-	-	-159,284	-669,098
~~Other income#~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~
Adjusted Margin	2,211,074	4,335,292	599,151	1,065,928	161,504	177,685	171,984	421,718	3,143,713	6,000,623

# The company proposes to remove this line item from the disclosure.